Exhibit 107

CALCULATION OF FILING FEE TABLES

Schedule 14A
(Form Type)

Cantaloupe, Inc.
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Proposed Maximum Aggregate Value of Transaction	Fee Rate	Amount of Filing Fee
Fees to be Paid	$872,457,166.48	0.00015310	$133,573.19
Fees Previously Paid	$0		$0
Total Transaction Valuation	$872,457,166.48
Total Fees Due for Filing			$133,573.19
Total Fees Previously Paid			$0
Total Fee Offsets			$0
Net Fee Due			$133,573.19

Capitalized terms used below but not defined herein shall have the meanings assigned to such terms in the Agreement and Plan of Merger, dated as of June 15, 2025, by and among Cantaloupe, Inc., 365 Retail Markets, LLC, Catalyst Holdco I, Inc., Catalyst Holdco II, Inc. and Catalyst MergerSub Inc.

(i)
Title of each class of securities to which the transaction applies:  (A) Common stock, without par value, of Cantaloupe, Inc. (“Common Stock”) and (B) Series A Convertible Preferred Stock, without par value, of Cantaloupe, Inc. (“Preferred Stock”).

(ii)
Aggregate number of securities to which the transaction applies:  As of the close of business on July 7, 2025, the maximum number of shares of Common Stock and Preferred Stock to which this transaction applies is estimated to be 78,749,638, which consists of:

a.	73,287,054 issued and outstanding shares of Common Stock;
b.	385,782 issued and outstanding shares of Preferred Stock;
c.	597,333 shares of Common Stock subject to issuance pursuant to outstanding Company RSUs;
d.	110,238 shares of Common Stock subject to issuance pursuant to outstanding Company PSUs (assuming achievement of target level of performance);
e.	16,063 shares of Common Stock subject to issuance pursuant to outstanding Company Restricted Stock Awards; and
f.	4,353,168 shares of Common Stock subject to issuance pursuant to outstanding Company Options.

(iii)
Per unit price or other underlying value of the transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined): Solely for the purpose of calculating the filing fee, as of the close of business on July 7, 2025, the underlying value of the transaction was calculated as the sum of:

a.	the product of 73,287,054 shares of Common Stock, multiplied by the Merger Consideration of $11.20;
b.	the product of 385,782 shares of Preferred Stock, multiplied by the per share redemption price of $11.00, plus accrued and unpaid dividends of approximately $50.40;
c.	the product of 597,333 shares of Common Stock subject to issuance pursuant to outstanding Company RSUs, multiplied by the Merger Consideration of $11.20;
d.
the product of 110,238 shares of Common Stock subject to issuance pursuant to outstanding Company PSUs (assuming achievement of target level of performance), multiplied by the Merger Consideration of $11.20;

e.	the product of 16,063 shares of Common Stock subject to issuance pursuant to outstanding Company Restricted Stock Awards, multiplied by the Merger Consideration of $11.20; and
f.
the product of 4,353,168 shares of Common Stock subject to issuance pursuant to outstanding Company Options, multiplied by $4.56 (which is the difference between $11.20 and the weighted average exercise price of $6.64 per share) (such sum, the “Total Consideration”).

In accordance with Section 14(g) of the Exchange Act, the filing fee was determined by multiplying the Total Consideration by 0.00015310.